Exhibit 99.1

Stantec Inc. 10160 - 112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

July 14, 2009
File:  1-32562

United States
Securities and Exchange Commission
Washington, D.C. 20549-4631

Dear Ms. Armelin:

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2008
Response to SEC Comment Letter dated July 13, 2009

We are in receipt of your letter dated July 13, 2009 regarding our Form 40-F for the fiscal year ended December 31, 2008 (the “Comment Letter”).  We will undertake to provide a fulsome and detailed response to the Comment Letter as soon as possible, but in any event no later than August 7, 2009.

We trust the foregoing is satisfactory.  We appreciate having received your comments and look forward to the opportunity to respond to them in detail.   Should you have any questions or concerns in the interim, please do not hesitate to contact me.

Sincerely,

STANTEC INC.

/s/ Dan Lefaivre

Dan Lefaivre
Senior Vice President & CFO
Tel: (780) 917-7071
Fax: (780) 917-7330
dan.lefaivre@stantec.com

c. Ivor Ruste, Audit Committee Chair
Russ Haffie, Ernst & Young LLP